CHELSEA ANNOUNCES FULL REVOCATION OF CEASE TRADE ORDER IN BRITISH COLUMBIA
AND FILING OF FIRST QUARTER 2015 FINANCIAL STATEMENTS AND MD&A

Calgary, Alberta, Canada, June 1, 2015 -- Chelsea Oil & Gas Ltd. ("Chelsea" or the "Company") (OTCQB: COGLF) is pleased to announce that the British Columbia Securities Commission (the “BCSC”) has granted a full revocation of the cease trade order issued by the BCSC on February 18,1999 in respect of International TME Resources, Inc. (“ITME”), a predecessor company to Chelsea.

The cease trade order had been imposed by the BCSC due to the failure of ITME to file (i) a comparative financial statement for its financial year ended August 31, 1998, as required under Section 145 of the Securities Rules, B.C. Reg. 194/97 (the “Rules”); (ii) an interim financial statement for the three month period ended November 30, 1998 as required under Section 144(1) of the Rules; and (iii) quarterly reports for the periods ended August 31, 1998 and November 30, 1998, as required under Section 152 of the Rules.

Save for a business acquisition report (“BAR”) in respect of the acquisition of ITME which has been filed by Chelsea, pursuant to the revocation order issued by the BCSC, Chelsea has been exempted from filing all historical continuous disclosure materials in respect of ITME that were required to be filed pursuant to the Rules and other applicable securities laws.

The Company further announces that it has filed its unaudited interim condensed consolidated financial statements and accompanying notes for the three month period ended March 31, 2015 and 2014 and its related management's discussion and analysis with applicable Canadian securities regulatory authorities.

Copies of each of these documents may be obtained through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

About Chelsea Oil & Gas Ltd.

Chelsea Oil & Gas is an Australian focused exploration, development and production company with 5.2 million net acres of land onshore Australia. Chelsea has a portfolio of assets which include 6 existing oil and 1 gas discovery with independently evaluated reserves, a fully carried seismic and drilling programme in a proven exploration play, and significant resource potential in two emerging unconventional plays offsetting supermajors who have committed to invest up to $400 million in the next 3 years on immediately offsetting lands.

For further information contact:
Chelsea Oil & Gas Ltd.
+1 (403) 457 1959
info@chelseaoilandgas.com
www.chelseaoilandgas.com